UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G


Under the Securities Exchange Act of 1934
(Amendment No 1 )

IVI Publishing, Inc
(Name of Issuer)

Common Stock
(Title of Class of Securities)

450707104
(CUSIP Number)


1.	NAME OF REPORTING PERSON
	SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON
	Nevis Capital Management, Inc
	52-1740975

2. 	CHECK THE APPROPRIATE LETTTER IF A MEMBER OF A GROUP:
	(a)
	(b)

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
	Maryland

5. 	SOLE VOTING POWER:
	902,800

6. 	SHARED VOTING POWER:
	0

7. 	SOLE DISPOSITIVE POWER:
	902,800

8. 	SHARED DISPOSITIVE POWER:
	0

9. 	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
	902,800

10. 	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES:


11. 	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:
	9.06%

12. 	TYPE OF REPORTING PERSON:
	IA


ITEM 1.
	(a) Name of Issuer:	IVI Publishing, Inc
	(b) Address of Issuer's Principal Executive Offices:
      	7500 Flying Cloud Dr, Minneapolis, MN 55344-3739
ITEM 2.
	(a) Name of Person Filing:	Nevis Capital Management, Inc
	(b) Address of Principal Business Office:
		1119 St. Paul St, Baltimore, MD 21202
	(c) Citizenship:	Maryland
	(d) Title of Class of Securities:	Common Stock
	(e) CUSIP Number:	450707104

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:
	(e) Investment Advisor registered under Section 203 of
	    the Investment Advisors Act of 1940.   X

ITEM 4. Ownership
	(a) Amount Beneficially Owned:	902,800
	(b) Percent of Class:			9.06%
	(c) Number of shares as to which such person has
		(i) sole power to vote or to direct vote:
			902,800
		(ii) shared power to vote or to direct the vote:
			0
		(iii) sole power to dispose or to direct the
		      disposition:
			902,800
		(iv) shared power to dispose or to direct the
		     disposition:
			0



				Signature



				David R. Wilmerding, III - President
				April 30, 1998